INVEST IN **RIGHTSTARS**

# Access to justice is broken. Our community is here to fix it.





Smooth case funnel
RIGHTSTARS
Access to justice is broken.
Our community is here to fix it.
Google 4,8 de 5,0
Case Details
Price transparency
Fintech enabled

rightstars.co/br Delaware OH

LEAD INVESTOR

**Upright Ventures**

The team is amazing. The speed they are iterating with is second to none in our portfolio. The combination of their ability to get feedback from their users super-fast and keep turn-around times low makes for very fast progress. Christian is an amazing founder having already done this in an adjacent space. I am sure he will be successful here as well and with the TAM we are seeing this will be massive. On top of that they are also working to make a real difference in the world for real people. That is something special. *Christian Risom is a Partner at Upright Ventures.*

Invested $50,000 this round

## Highlights

1. Our mission is to make basic legal services affordable for everyone
2. CEO has previously built a $100m revenue B2C legal tech
3. More than 1,600 lawyers have joined our community
4. Our first product, marketplace for legal services is growing 118% MoM, now +500 cases per month
5. We are building multiple revenue streams, two already successfully launched and growing
6. More than 100 customers giving us 5 stars on Google
7. After Brazil, we plan to expand to the US and other countries in LatAm.

## Our Team



**Christian Nielsen** CEO

Previously co-founder of B2C legal tech for air passengers, www.airhelp.com (YC W14) that reached $75m in annual revenue. Now taking on the justice gap on a broader scale.

> I decided to become a lawyer to help people. I realized over time that the best way I can help people is to change the legal industry. To make justice more accessible. I started with Airhelp. Now comes Rightstars.



**Hakim Cherif** CPO

Created and sold a B2B product of the data aggregated within www.kiwi.com to the long tail of small travel agents. Grew the product to ARR $10m in just two years.



**Vinicius Oliveira** CTO

Co-founded a marketplace connecting people with house problems and workers fixing houses in Brazil, www.fix.com/br. Sold it to a larger competitor.



**Mariana Naccaratti** CMO

Hands-on growth hacking and digital marketing for almost a decade. Previously, Diesel and IATI.

## The Justice Gap cannot be fixed with software alone


RIGHTSTARS
Access to justice is broken.
Our community is here to fix it.

Although software will be a key driver, it cannot stand alone. Our approach is to build a mass market software solution together with a community of thousands of lawyers.


More than 5 billion people lack basic legal services
Justice gap: The wealthy 1/3 of the World population has access to justice, the remaining 5B people not
BC2 legal market: The existing worldwide B2C legal market for the wealthy 1/3 is $285B
MARKET ALREADY SERVED
$285B
5B PEOPLE NOT SERVED
UNKNOWN $XXXB OPPORTUNITY
Causes for justice gap:
Too expensive
Too complicated
Lack of knowledge

According to the **World Justice Project** an estimated 2/3 of the World's population do not have access to basic legal services. Surprisingly, in a developed country like the US, which do not lack lawyers, the issue is equally persistent as research by **American Bar Association** shows.


The legal service market is extremely fragmented
Big law: 20% of lawyers work in big law firms (10 or more lawyers)
Small law: 80% of lawyers work solo or in small law firms (less than 10 lawyers)
1.6M LAWYERS IN BIG LAW
6.4M LAWYERS IN SMALL LAW
GROWING WITH FUTURE OF WORK
It's tough for small law:
No brand
Low marketing budget
No digital marketing skills
Low value per client
Price-sensitive clients

Law firms do not have very strong brands known by the general public. Unless you are a lawyer yourself, I doubt you can name the biggest four law firms in the World. Even worse for the smaller firms. There is no brand recognition and clients have low frequency.


Small law is decades behind in tech adoption
Primary source for outbound marketing is still word of mouth
Inbound marketing at best limited to generic newsletters and phone calls
Software to analyze client requests and scope of work? No. Phone, email.
The actual product is delivered in Word, at best using manual templates.
Lawyers are notoriously bad at invoicing and collecting payment.

Big law has begun to adopt various modern software solutions to improve the efficiency of their work delivery. They also have hundreds of paralegals, secretaries and even marketing teams to facilitate much of the tedious work. Small law has none of that. They are extremely self-reliant. The lawyers must find clients, do all the research, the contract drafting, the meeting bookings, create invoices and keep track of payments themselves.

## Our platform connects the underserved groups


6.5m
lawyers in small law
1. Online directory and marketplace
2. Fintech enabled payment module
3. Digital first law firm
5bn
people in justice gap

Our platform's first touch is to connect the underserved groups. We figure out if you have a real legal problem that needs a lawyer and if yes, connect you with several lawyers that specializes in that exact problem. Using fintech, our second touch is to make it more affordable to purchase legal services. Finally, our third touch is automation of popular legal services. Driving cost down. We will participate as a direct provider of those automated legal services.

## Creating a hassle-free customer journey


Prototype - 2021Q4
Launch - 2022Q3
Coming soon
Individual
Business
Understand legal problem
Connect right lawyer
Agree on transparent fee
Share details fast and secure
Trustful payment
Rate service and share on SoMe
Find a lawyer
Platform
Pre-consult
Connect and chat
Offer and engage
Create and share legal task
Deposit and release
User ratings
Profile repository
Legal task marketplace
Digital first law firm
Lawyer
Gain visibility
Get potential customers
Painless fee discussion
Instant KYC compliance
No chasing, no credit risk
Free marketing

We are building a complete end-to-end client to lawyer relationship. From initial match, to scope of work, delivery, payment and finally rating.

## Paving the road for access to justice for all


Demand attraction:
Know-your-rights pages
Free pre-consultation
Free lawyer directory
No hourly rates
Pay in installments
Experience guarantee
Supply attraction:
High client conversion
Free digital profile
Community of lawyers
Paid on completion
No credit risk
Access to perks

Our mid and long term strategy for user acquisition is a mix of SEO and strategic partnerships. An example is our know-your-rights pages that simultaneously guide users and are great for key-word optimization. On the partnership side, we are in dialogue with many and have recently signed a deal with **Justamente** to provide their lawyer base access to our marketplace.

## Business models

| Product | Launch | Revenue model | Current pricing |
|---|---|---|---|
| Marketplace and community | October 2022 | SaaS freemium | $12 monthly |
| Digital law firm | December 2022 | D2C | Fixed fees |
| Payment module | February 2023 | Transactional | 10% + $2 |

→ different business models lowers regulatory risks through optionality
→ the products are complimentary with positive spillover effect on development

We have launched our first two revenue streams. The first is a SaaS freemium model for lawyers who want access to our community (free) and access to the marketplace (paid). The second revenue model is our "digital first law firm". We provide legal services directly in the areas of corporate, contract and consumer law. That type of work is popular and similar = something that can be automated. As we grow this, the product offering will be a mix of DIY templates and expert advice at fixed fees. Finally, our third planned revenue stream is a transaction fee for facilitating the deposit/release and instalment payment flows. This fintech product is built on top of a large fintech provider, making us able to scale the product fast to other markets as all the licenses are already in place.

## Marketplace has industry highest conversion



One of the pain points of marketplaces is conversion from listing to actual hire. Our lawyer community complained to us about the conversion numbers from existing legal service marketplaces. Based on their feedback we estimate the industry conversion to hover around 5%. We already got to almost 3x better conversion than industry average and keep focus on improving.

## Multiple revenue streams for resilience



Oct-Dec are actuals, the rest projected. We expect $40,000 in annual revenue run-rate by April consisting of a good mix of the three revenue streams. Having subscription based revenue gives us consistency, the direct services a very high margin early on, and the payment module can be scaled outside the markets we otherwise operate it. The different models also allow us flexibility to offer different solutions depending on regulatory restraints and market behavior.

## Talking to lawyers ain't so bad anymore



One of our main challenges is to convince people that it is safe, easy and

affordable to find and hire lawyers online. It will take time before it becomes a common thing. To speed it up, we are making sure that people who want to talk someone before actually hiring a lawyer can do it. We listen, guide and try to scope the case.


Seasoned team with previous legal tech success
CEO previously built a $100m revenue B2C legal tech
Christian Nielsen
CPO previously built and sold B2B SaaS to SMBs
Hakim Cherif
CTO previously built and exited online marketplace
Vinicius Oliveira
CMO has more than 10 years in B2C digital marketing
Mariana Naccaratti
AirHelp
SIDLEY
FIX
amadeus
DIESEL
A combined +30 years of experience and backed by Latitud, Rockstart and Upright Capital

We are eight people with various backgrounds and skill sets. Our CEO, Christian, co-founded on of the most successful B2C legal techs, **www.airhelp.com** (YC W14), and our CTO, Vinicius, co-founded and sold **www.fix.com.br** to a larger competitor. Our investors include two VCs, **Rockstart** and **Upright Ventures**. We were selected for the exclusive **www.latitud.com** community for entrepreneurs in LatAm.


Global ambitions that begins in Americas
Global legal market
2020
$713 billion
2027
$1 trillion
27% Litigation
$192 billion
40% B2C
$285 billion
Lawyer volumes Americas
1500
1000
500
0
Population (m)
Lawyers (k)
We are starting in Brazil
2022
1.2 Million Lawyers
2025
2 Million Lawyers
High density of lawyers
Prohibition against marketing by lawyers

We decided to launch in Brazil. First of all, it's enormous. More than 1.2 million lawyers, growing fast and with a very high level of fragmentation. Close to 90% of all lawyers in Brazil work in small law. It is also the country with the highest lawyer density in the World with more than 6 lawyers per 1,000 people. We also know the market well. Christian spent three years building and scaling AirHelp in Brazil, Vinicius has built and exited a marketplace in Brazil and we have a total of five members on the team from Brazil. On our roadmap, we have several geographical expansions planned.


Total addressable market
1,200,000
Total lawyers
1,020,000
85% solo and small firm lawyers
$15
Avg. monthly fee
$7
Avg. revenue per transaction
1 transaction
Per lawyer per month as objective
$269M ARR
1,300,000
Total lawyers
910,000
70% solo and small firm lawyers
$80
Avg. monthly fee
$202
Avg. revenue per transaction
1 transaction
Per lawyer per month as objective
$3.1B ARR
8,000,000
Total lawyers
6,400,000
80% solo and small firm lawyers
Worldwide B2C law market: $285B

We have calculated our TAM in two different markets to show the different unit economics that can be achieved. Both have been calculated with a combination of marketplace subscriptions and payment module transaction fees.





# LET'S CONNECT

christian@rightstars.co